Exhibit 99.1

IR-154

CNinsure Reports Fourth Quarter and Fiscal Year 2012 Unaudited Financial Results

GUANGZHOU, China, March 4, 2013 (GLOBE NEWSWIRE) -- CNinsure Inc., (Nasdaq: CISG), (the "Company" or "CNinsure"), a leading independent insurance intermediary company operating in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2012.1

Financial Highlights:

Highlights for Fourth Quarter 2012

●	Total net revenues: RMB435.8 million (US$70.0 million), representing an increase of 4.1% from the corresponding period in 2011.

●	Operating income: RMB6.4 million (US$1.0 million), compared to operating loss of RMB1.0 billion for the corresponding period in 2011.

●	Non-GAAP operating income: RMB19.3 million (US$3.1 million), which excluded share-based compensation expenses, representing a decrease of 73.6% from the corresponding period of 2011. Non-GAAP operating income for the fourth quarter of 2011 excluded impairment losses on goodwill and intangible assets and share-based compensation expenses.

●	Net income attributable to the Company’s shareholders: RMB20.1 million (US$3.2 million), compared to net loss attributable to the Company’s shareholders of RMB718.6 million for the corresponding period of 2011.

●	Non-GAAP net income attributable to the Company’s shareholders: RMB28.5 million (US$4.6 million), which excluded share-based compensation expenses and refunds from the selling shareholder of an acquired subsidiary, representing a decrease of 62.6% from the corresponding period in 2011. Non-GAAP net income attributable to the Company’s shareholders for the fourth quarter of 2011 excluded impairment losses on goodwill and intangible assets, share-based compensation expenses, refunds from the selling shareholder of certain acquired subsidiaries, and net income from discontinued operations[2].

_________________________________

1This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB 6.2301 to US$1.00, the effective noon buying rate as of December 31, 2012 in The City of New York for cable transfers of RMB as set forth in H.10 weekly statistical release of the Federal Reserve Board.

2Following the sale of Beijing Datong Investment Management Co., Ltd. (“Datong”) on March 25, 2011, the Company was required to present its financial results on both a continuing and discontinued basis. Profits and losses related to Datong are presented as discontinued operations while profits and losses for the remaining business are presented as continuing operations.

Page1 of 21

IR-154

●	Basic and diluted net income per ADS: RMB0.40 (US$0.06) and RMB0.40 (US$0.06), compared to basic and diluted net loss per ADS of RMB14.34 and RMB14.34 for the corresponding period in 2011 respectively.

●	Non-GAAP basic and diluted net income per ADS: RMB0.57 (US$0.09) and RMB0.57 (US$0.09), representing decreases of 62.5% and 62.7% from the corresponding period in 2011 respectively.

Highlights for Fiscal Year 2012

●	Total net revenues: RMB1.6 billion (US$254.6 million), representing an increase of 4.6% from 2011.

●	Operating income: RMB65.8 million (US$10.6 million), compared to operating loss of RMB748.8 million for 2011.

●	Non-GAAP operating income: RMB132.7 million (US$21.3 million), which excluded share-based compensation expenses in 2012, representing a decrease of 64.7% from 2011. Non-GAAP operating income for 2011 excluded impairment loss on goodwill and intangible assets, share-based compensation expenses, and professional fees relating to a non-binding going-private proposal that was later withdrawn.

●	Net income attributable to the Company’s shareholders: RMB130.5 million (US$20.9 million) compared to net loss attributable to the Company’s shareholders of RMB299.4 million for 2011.

●	Non-GAAP net income attributable to the Company’s shareholders: RMB192.9 million (US$31.0 million), which excluded share-based compensation expenses and refunds from the selling shareholder of an acquired subsidiary, representing a decrease of 47.5% from 2011. Non-GAAP net income attributable to the Company’s shareholders for 2011 excluded impairment losses on goodwill and intangible assets, share-based compensation expenses, profession fees relating to a non-binding going-private proposal that was later withdrawn, refunds from the selling shareholder of certain acquired subsidiaries and cash bonus received from the Shenzhen municipal government, and net income from discontinued operations.

●	Basic and diluted net income per ADS: RMB2.60 (US$0.42) and RMB2.60 (US$0.42), compared to basic and diluted net loss per ADS of RMB5.97 and RMB5.97 for 2011 respectively.

●	Non-GAAP basic and diluted net income per ADS: RMB3.85 (US$0.62) and RMB3.84 (US$0.62), respectively, representing decreases of 47.5% and 47.7%, respectively, from 2011.

Page2 of 21

IR-154

Commenting on the fourth quarter and fiscal year 2012 financial results, Mr. Chunlin Wang, CNinsure's chief executive officer, stated, “We are pleased that our top line for the fourth quarter and full year of 2012 grew 4.1% and 4.6%, respectively, which were above our expectations. We are also pleased that our gross margin for the fourth quarter of 2012 was slightly improved over last quarter. While maintaining our market position in the property and casualty (“P&C”) insurance business amidst a challenging market environment, we are encouraged by the stellar performance of our other business lines, such as the continued high persistency rate of the term life insurance business, the strong growth of our insurance brokerage business, and that our claims adjusting business further gaining market shares, closing its gap with the market top player.

“During 2012 we achieved many important milestones along the way to our goal of incorporating more technology into our business. These milestones included, among others, 1) the launch of CNpad, our proprietary mobile sales support device, which aims at helping our sales agents to serve their clients more effectively, 2) enhancing our life insurance platform by broadening product offerings to include financial products, expanding the market presence of our life insurance distribution network in major cities and strengthening our elite sales force, and 3) the establishment of the sales service group company. Looking ahead to 2013, we will continue to execute our growth strategies in order to create long-term shareholder value.”

Financial Results for the Fourth Quarter Ended December 31, 2012

Total net revenues were RMB435.8 million (US$70.0 million) for the fourth quarter of 2012, representing an increase of 4.1% from RMB418.6 million for the corresponding period in 2011, primarily due to increases in net revenues from our “P&C” insurance and claims adjusting business segments. The increase in the P&C business segment was mainly driven by increases in commission rates received from insurance underwriters, and the growth of the claims adjusting segment was mainly attributable to an increase in claims relating to automobile insurance. Net revenues from commissions and fees derived from the P&C insurance, life insurance and claims adjusting businesses for the fourth quarter of 2012 contributed 71.3%, 14.0% and 14.7% of the Company’s total net revenues, respectively, compared to 69.7%, 15.7% and 14.6%, respectively, for the corresponding period in 2011.

Total operating costs and expenses were RMB429.4 million (US$68.9 million) for the fourth quarter of 2012, representing a decrease of 70.0% from RMB1.4 billion for the corresponding period of 2011.

Commissions and fees expenses were RMB311.8 million (US$50.0 million) for the fourth quarter of 2012, representing an increase of 27.1% from RMB245.3 million for the corresponding period of 2011. The increase was primarily due to an increase in commissions paid to our sales agents within the P&C segment as greater competition among P&C insurance companies has driven up commission rates in the auto insurance market, and increased competition, largely resulting from telemarketing by other insurance companies, has pushed up our per policy acquisition cost.

IR-154

Selling expenses were RMB19.3 million (US$3.1 million) for the fourth quarter of 2012, representing a decrease of 2.8% from RMB19.9 million for the corresponding period in 2011.

General and administrative expenses were RMB98.3 million (US$15.8 million) for the fourth quarter of 2012, representing a decrease of 24.3% from RMB129.8 million for the corresponding period in 2011. The decrease was primarily due to a 73.9% decrease in share-based compensation expenses, from RMB49.5 million for the fourth quarter of 2011 to RMB12.9 million (US$2.1 million) for the corresponding period in 2012. The large Share-based compensation expenses for the fourth quarter of 2011 were mainly arisen from the cancellation of certain stock options in November 2011.

Impairment loss on intangible assets and goodwill was nil for the fourth quarter of 2012, as compared to RMB1.0 billion for the corresponding period in 2011, which reflected a material decline in the fair value of the Company as at December 31, 2011 and the expected adverse impact of overall economic uncertainties in China, growth slowdown within the Chinese insurance market and our strategic business transition on its earnings over the following two years.

As a result of the foregoing factors, income from operations was RMB6.4 million (US$1.0 million) for the fourth quarter of 2012, compared to loss from operations of RMB1.0 billion for the corresponding period in 2011.

Non-GAAP operating income, which excluded (1) impairment losses on intangible assets and goodwill for the fourth quarter of 2011 and (2) share-based compensation expenses for the fourth quarter of 2012 and the corresponding period in 2011, was RMB19.3 million (US$3.1 million) for the fourth quarter of 2012, representing a decrease of 73.6% from RMB73.2 million for the corresponding period in 2011.

Operating margin was 1.5% for the fourth quarter of 2012, compared to negative 242.2% for the corresponding period in 2011. Non-GAAP operating margin was 4.4% for the fourth quarter of 2012, compared to 17.5% for the corresponding period in 2011.

Interest income was RMB20.1 million (US$3.2 million) for the fourth quarter of 2012, representing an increase of 21.0% from RMB16.6 million for the corresponding period in 2011. The increase in interest income was primarily due to (1) RMB1.0 million (US$0.2 million) in interest charged on the related parties and (2) increases in interest-bearing bank balances from the corresponding period in 2011.

Income tax expense was RMB9.5 million (US$1.5 million) for the fourth quarter of 2012, representing a decrease of 48.7% from RMB18.6 million for the corresponding period in 2011. The decrease was primarily due to a decrease of taxable income in the fourth quarter of 2012 from the corresponding period of 2011 and significant impairment losses on goodwill and intangible assets in 2011 which was not tax-deductible, offset by an increase of the preferential tax rate enjoyed by one of our subsidiaries from tax exemption to 12.5% starting from January 2012.

IR-154

Net income attributable to the Company’s shareholders was RMB20.1 million (US$3.2 million) for the fourth quarter of 2012, compared to net loss attributable to the Company’s shareholders of RMB718.6 million for the corresponding period in 2011.

Net margin was 4.6% for the fourth quarter of 2012 compared to negative 171.7% for the corresponding period in 2011.

Non-GAAP net income attributable to the Company’s shareholders, which excluded (1) impairment losses on goodwill and intangible assets for the fourth quarter of 2011, (2) share-based compensation expenses for the fourth quarter of 2012 and the corresponding period in 2011, (3) refunds from the selling shareholder of certain acquired subsidiaries for the fourth quarter of 2012 and the corresponding period in 2011,and (4) net income from discontinued operations for the fourth quarter of 2011, was RMB28.5 million (US$4.6 million) for the fourth quarter of 2012, representing a decrease of 62.6% from RMB76.0 million for the corresponding period in 2011.

Non-GAAP net margin was 6.5% for the fourth quarter of 2012 compared to 18.2% for the corresponding period in 2011.

Basic and diluted net income per ADS was RMB0.40 (US$0.06) and RMB0.40 (US$0.06) for the fourth quarter of 2012 respectively, compared to basic and diluted net loss per ADS of RMB14.34 and RMB14.34 for the corresponding period in 2011 respectively.

Non-GAAP basic net income per ADS was RMB0.57 (US$0.09) for the fourth quarter of 2012, representing a decrease of 62.5% from RMB1.52 for the corresponding period in 2011.

Non-GAAP diluted net income per ADS was RMB0.57 (US$0.09) for the fourth quarter of 2012, representing a decrease of 62.7% from RMB1.52 for the corresponding period in 2011.

As of December 31, 2012, the Company had RMB2.5 billion (US$405.4 million) in cash and cash equivalents.

Financial Results for the Year Ended December 31, 2012

Total net revenues for fiscal year 2012 were RMB1.6 billion (US$254.6 million), representing an increase of 4.6% from RMB1.5 billion in fiscal year 2011, which reflected the growth of the P&C insurance and claims adjusting business segments. The growth of the P&C insurance segment was primarily driven by rising auto insurance commission rates, while the increase in claims adjusting segment was mainly attributable to the growth in an increase in claims relating to automobile insurance. Net revenues from commissions and fees derived from the P&C insurance, life insurance and claims adjusting businesses for fiscal year 2012 contributed 68.9, 17.3% and 13.8% of the Company’s total net revenues, respectively, compared to 68.3%, 18.3% and 13.4%, respectively, for fiscal year 2011.

Page5 of 21

IR-154

Total operating costs and expenses were RMB1.5 billion (US$244.0 million) for fiscal year 2012, representing a decrease of 32.9% from RMB2.3 billion in fiscal year 2011.

Commissions and fees expenses were RMB1.1 billion (US$174.3 million) for fiscal year 2012, representing an increase of 36.3% from RMB796.8 million in fiscal year 2011. The increase was primarily due to an increase in commissions paid to our sales agents within the P&C segment as greater competition among P&C insurance companies has driven up commission rates in the auto insurance market, and increased competition largely resulting from telemarketing by other insurance companies has pushed up our per policy acquisition cost.

Selling expenses were RMB78.4 million (US$12.6 million) for fiscal year 2012, representing an increase of 0.8% from RMB77.8 million in fiscal year 2011.

General and administrative expenses were RMB356.0 million (US$57.1 million) for fiscal year 2012, representing an increase of 6.8% from RMB333.3 million in fiscal year 2011. The increase was primarily due to the net effect of the following items:

(1)	17.3% increase in share-based compensation expenses, from RMB57.0 million for fiscal year 2011 to RMB66.9 million (US$10.7 million) for fiscal year 2012. Share-based compensation expenses for fiscal year 2012 were mainly associated with options granted to employees in March 2012, which were recognized on an accelerated basis. Share-based compensation expenses for fiscal year 2011 were mainly related to the cancellation of certain stock options in November 2011;

(2)	11.4% increase in payroll expense from RMB100.7 million for fiscal year 2011 to RMB112.2 million (US$18.0 million) for the fiscal year 2012; offset by

(3)	the recognition of approximately RMB10.0 million in financial advisor and legal fees incurred in the third quarter of 2011 in relation to a non-binding going-private proposal which was later withdrawn.

Impairment loss on intangible assets and goodwill was nil for fiscal year 2012, as compared to RMB1.1 billion for the corresponding period in 2011, which reflected a material decline in the fair value of the Company as at December 31, 2011 and the expected adverse impact of the overall economic uncertainties in China, growth slowdown within the Chinese insurance market and our strategic business transition on its earnings over the following two years.

As a result of the foregoing factors, income from operations was RMB65.8 million (US$10.6 million) for fiscal year 2012, compared to loss from operation of RMB748.8 million in fiscal year 2011.

Operating margin was 4.2% for fiscal year 2012, compared to negative 49.3% in fiscal year 2011.

Non-GAAP operating margin was 8.4% for fiscal year 2012, compared to 24.8% in fiscal year 2011.

IR-154

Non-GAAP operating income which excluded (1) impairment losses on intangible assets and goodwill for fiscal year of 2011, (2) share-based compensation expenses for fiscal year 2012 and 2011, and (3) professional fees relating to a non-binding going-private proposal that was later withdrawn, was RMB132.7 million (US$21.3 million) for fiscal year 2012, representing a decrease of 64.7% from RMB375.8 million for the corresponding period in 2011.

Interest income for fiscal year 2012 was RMB90.3 million (US$14.5 million), representing an increase of 73.6% from RMB52.0 million in fiscal year 2011. The increase in interest income was primarily due to (1) RMB10.3 million (US$1.7 million) in interest charged on the related parties for fiscal year 2012 and (2) increases in interest-bearing bank balances and bank interest rates from fiscal year 2011.

Income tax expense for fiscal year 2012 was RMB50.4 million (US$8.1 million), representing a decrease of 40.1% from RMB84.0 million in fiscal year 2011. The decrease was primarily due to a decrease of taxable income in 2012 from 2011 and significant impairment losses on goodwill and intangible assets in 2011 which was not tax-deductible, offset by an increase of the preferential tax rate enjoyed by one of our subsidiaries from tax exemption to 12.5% starting from 2012.

Net income attributable to the Company’s shareholders was RMB130.5 million (US$20.9 million) for fiscal year 2012, compared to net loss attributable to the Company’s shareholders of RMB299.4 million for fiscal year 2011.

Net margin was 8.2% for fiscal year 2012, compared to negative 19.7% for fiscal year 2011.

Non-GAAP net income attributable to the Company’s shareholders, which excluded (1) impairment losses on goodwill and intangible assets, net of tax, for fiscal year 2011, (2) share-based compensation expense for fiscal year 2011 and 2012, (3) professional fees relating to a non-binding going-private proposal that was later withdrawn for fiscal year 2011, (4) refunds from the selling shareholders of certain acquired subsidiaries for fiscal year 2011 and 2012, (5) cash bonus received from the Shenzhen municipal government for fiscal year 2011 and (6) net income from discontinued operations for fiscal year 2011, was RMB192.9 million (US$31.0 million) for fiscal year 2012, representing a decrease of 47.5% from RMB367.6 million for fiscal year 2011.

Non-GAAP net margin was 12.2% for fiscal year 2012, compared to 24.2% for fiscal year 2011.

Basic and diluted net income per ADS was RMB2.60 (US$0.42) and RMB2.60 (US$0.42) for fiscal year 2012 respectively, compared to basic and diluted net loss per ADS of RMB5.97 and RMB5.97 for fiscal year 2011 respectively.

Non-GAAP basic net income per ADS was RMB3.85 (US$0.62) for fiscal year 2012, representing a decrease of 47.5% from RMB7.33 for fiscal year 2011.

IR-154

Non-GAAP diluted net income per ADS was RMB3.84 (US$0.62) for fiscal year 2012, representing a decrease of 47.7% from RMB7.33 for fiscal year 2011.

Recent developments:

●	On November 21, 2012, CNinsure was named Best Insurance Intermediary of the Year 2012 at the Tenth China Financial Billboard hosted by www.hexun.com.

●	On November 5, 2012, CNinsure was awarded Best Insurance Agency of the Year at Preferred Insurance Brand of China’s Millions of Middle-class Families Billboard of 2012 hosted by Money Week of the 21st Century, and was concurrently honored with the Culture Management Innovation Award of the Year 2012 at the Seventh Insurance Innovation Award of China.

●	Following the approval of a share repurchase program authorizing the Company to repurchase up to US$30 million of its American depositary shares by its board of directors on November 6, 2012, CNinsure had repurchased a total of 193,165 ADSs, representing 3,863,300 ordinary shares of the Company during fourth quarter of 2012. In addition, Mr. Yinan Hu, Chairman of the board, had repurchased 503,500 ADSs, representing 10,070,000 ordinary shares of the Company during 2012.

●	As of December 31, 2012, CNinsure's distribution and service network consisted of 472 sales and services outlets operating in 26 provinces, compared to 605 sales and service outlets operating in 23 provinces as of December 31, 2011. CNinsure had 46,940 sales agents and 1,287 professional claims adjustors as of December 31, 2012, compared to 46,137 sales agents and 1,474 professional claims adjustors as of December 31, 2011.

Business Outlook

CNinsure expects its total net revenues to grow by approximately 5% for the first quarter of 2013 compared to the corresponding period in 2012. This forecast reflects CNinsure’s current view, which is subject to change.

Conference Call

The Company will host a conference call to discuss the fourth quarter and fiscal year 2012 results at

Time:          8:00 pm Eastern Standard Time on March 4, 2013
                or 9:00 am Beijing/Hong Kong Time on March 5, 2013

Page8 of 21

IR-154

The dial-in numbers:

United States	1-855-500-8701
United Kingdom	0800-015-9724
Canada	1-855-757-1565
Taiwan	0080-665-1951
Hong Kong	852-3051-2745
China (Mainland)	400-120-0654
Singapore & Other Areas	+65-6723-9385

A replay of the call will be available for 3 days by dialing the following number:
+61-2-8199-0299

Conference ID #: 96102600

Additionally, a live and archived web cast of this call will be available at:

  http://ir.cninsure.net/events.cfm

IR-154

About CNinsure Inc.

CNinsure is a leading independent intermediary company operating in China. CNinsure's distribution network reaches many of China’s most economically developed regions and affluent cities. The Company distributes a wide variety of property and casualty and life insurance products underwritten by domestic and foreign insurance companies operating in China, and provides insurance claims adjusting as well as other insurance-related services.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward- looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, the management's quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about CNinsure and the industry. Potential risks and uncertainties include, but are not limited to, those relating to CNinsure's limited operating history, especially its limited experience in selling life insurance products, its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. All information provided in this press release is as of March 5, 2013, and CNinsure undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although CNinsure believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by CNinsure is included in CNinsure's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

IR-154

About Non-GAAP Financial Measures

In addition to the Company’s consolidated financial results under GAAP, the Company also provides non-GAAP financial measures, excluding net income from discontinued operations, share-based compensation expenses, professional fees relating to the non-binding going-private proposal that was later withdrawn, impairment losses on intangible asset and goodwill and refunds from selling shareholders of certain acquired subsidiaries and cash bonus received from the Shenzhen municipal government. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. One limitation of using these non-GAAP financial measures is that they exclude the items that were significant in the fourth quarter of 2012 and the corresponding period of 2011, and in fiscal year 2012 and 2011. Another is that items such as share-based compensation expenses have been, and will continue to be, a significant recurring factor in our business.

In light of the limitations, the presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. We encourage investors and other interested persons to review our financial information in its entirety and not rely on a single financial measure. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of GAAP Financial Measures to Non-GAAP Financial Measures” set forth at the end of this release.

IR-154

CNINSURE INC.

Unaudited Condensed Consolidated Balance Sheets

(In thousands)

	As of December 31,	As of December 31,	As of December 31,
	2011	2012	2012
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	2,222,160	2,525,618	405,390
Restricted cash	10,076	10,871	1,745
Short term investments	31,230	600	96
Accounts receivable, net	166,363	196,244	31,499
Insurance premium receivables	3	10	2
Other receivables	82,736	86,565	13,895
Deferred tax assets	7,369	4,942	793
Amounts due from related parties	365,636	151,785	24,363
Other current assets	12,841	17,265	2,771
Total current assets	2,898,414	2,993,900	480,554

Non-current assets:
Property, plant, and equipment, net	84,712	94,921	15,236
Goodwill and intangible assets, net	136,607	121,333	19,476
Deferred tax assets	1,892	3,967	637
Investment in affiliates	153,962	168,620	27,065
Other non-current assets	5,409	18,048	2,897
Total non-current assets	382,582	406,889	65,311
Total assets	3,280,996	3,400,789	545,865

IR-154

CNINSURE INC.

Unaudited Condensed Consolidated Balance Sheets-(Continued)

(In thousands)

	As of December 31,	As of December 31,	As of December 31,
	2011	2012	2012
	RMB	RMB	US$
LIABILITIES AND EQUITY:
Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entities ("VIEs") without recourse to CNinsure Inc. of RMB99,776 and RMB30,689 (US$4,926) as of December 31, 2011 and 2012, respectively)	107,042	98,124	15,750
Insurance premium payables (including insurance premium payables of the consolidated VIEs without recourse to CNinsure Inc. of RMB2,684 and RMB202 (US$32) as of December 31, 2011 and 2012, respectively)	2,684	2,941	472
Other payables and accrued expenses (including other payables and accrued expenses of the consolidated VIEs without recourse to CNinsure Inc. of RMB49,645 and RMB35,000 (US$5,618) as of December 31, 2011 and 2012, respectively)	92,682	116,124	18,639
Accrued payroll (including accrued payroll of the consolidated VIEs without recourse to CNinsure Inc. of RMB30,989 and RMB4,382 (US$703) as of December 31, 2011 and 2012, respectively)	35,219	42,317	6,792
Income taxes payable (including income taxes payable of the consolidated of VIEs without recourse to CNinsure Inc. of RMB22,502 and RMB2,037 (US$327) as of December 31, 2011 and 2012, respectively)	70,377	56,003	8,989
Amounts due to related parties (including amounts due to related parties of the consolidated of VIEs without recourse to CNinsure Inc. of RMB20,305 and RMB3,030 (US$487) as of December 31, 2011 and 2012, respectively)	20,305	3,030	487
Total current liabilities	328,309	318,539	51,129

Page13 of 21

IR-154

CNINSURE INC.

Unaudited Condensed Consolidated Balance Sheets-(Continued)

(In thousands)

	As of December 31,	As of December 31,	As of December 31,
	2011	2012	2012
	RMB	RMB	US$
Non-current liabilities:
Other tax liabilities	43,586	47,589	7,639
Deferred tax liabilities	30,106	26,754	4,294
Total non-current liabilities	73,692	74,343	11,933
Total liabilities	402,001	392,882	63,062

Ordinary shares	7,646	7,624	1,224
Additional paid-in capital	2,272,580	2,284,906	366,753
Statutory reserves	167,147	178,440	28,642
Retained earnings	408,325	527,542	84,676
Accumulated other comprehensive loss	(101,651)	(104,132)	(16,714)
Total CNinsure Inc. shareholders’ equity	2,754,047	2,894,380	464,581
Noncontrolling interests	124,948	113,527	18,222
Total equity	2,878,995	3,007,907	482,803
Total liabilities and equity	3,280,996	3,400,789	545,865

IR-154

CNINSURE INC

Unaudited Condensed Consolidated Statements of Operations

(In thousands, except for shares and per share data)

	For The Three Months Ended			For The Twelve Months Ended
	December 31,			December 31,
	2011	2012	2012	2011	2012	2012
	RMB	RMB	US$	RMB	RMB	US$
Net revenues:
Commissions and fees	415,501	430,137	69,042	1,510,886	1,580,234	253,645
Other service fees	3,101	5,690	913	5,789	5,883	944
Total net revenues	418,602	435,827	69,955	1,516,675	1,586,117	254,589
Operating costs and expenses:
Commissions and fees	(245,265)	(311,821)	(50,051)	(796,843)	(1,085,809)	(174,285)
Selling expenses	(19,884)	(19,332)	(3,103)	(77,802)	(78,449)	(12,592)
General and administrative expenses	(129,759)	(98,280)	(15,775)	(333,281)	(356,033)	(57,147)
Impairment loss	(1,037,657)	—	—	(1,057,522)	—	—
Total operating costs and expenses	(1,432,565)	(429,433)	(68,929)	(2,265,448)	(1,520,291)	(244,024)
Income (loss) from operations	(1,013,963)	6,394	1,026	(748,773)	65,826	10,565
Other income and expenses, net:
Interest income	16,581	20,055	3,219	52,031	90,323	14,498
Finance cost	—	(2,439)	(391)	—	(2,439)	(391)
Others, net	12,004	3,396	545	22,436	6,742	1,082
Income (loss) from continuing operations before income taxes and income of affiliates and discontinued operations	(985,378)	27,406	4,399	(674,306)	160,452	25,754
Income tax expense	(18,583)	(9,541)	(1,532)	(84,030)	(50,373)	(8,085)
Share of income of affiliates	5,930	610	98	14,246	14,658	2,353
Net income (loss) from continuing operations	(998,031)	18,475	2,965	(744,090)	124,737	20,022
Net income (loss) from discontinued operations, net of tax	(29,700)	—	—	127,553	—	—
Net income (loss)	(1,027,731)	18,475	2,965	(616,537)	124,737	20,022
Less: Net loss attributable to the noncontrolling interests	(309,097)	(1,581)	(254)	(317,163)	(5,773)	(926)
Net income (loss) attributable to the Company’s shareholders	(718,634)	20,056	3,219	(299,374)	130,510	20,948

IR-154

CNINSURE INC.

Unaudited Condensed Consolidated Statements of Operations-(Continued)

(In thousands, except for shares and per share data)

	For The Three Months Ended			For The Twelve Months Ended
	December 31,			December 31,
	2011	2012	2012	2011	2012	2012
	RMB	RMB	US$	RMB	RMB	US$
Net income (loss)per share:

Basic:

Net income (loss) from continuing operations	(0.69)	0.02	—	(0.43)	0.13	0.02
Net income (loss) from discontinued operations	(0.03)	—	—	0.13	—	—
Net income (loss)	(0.72)	0.02	—	(0.30)	0.13	0.02

Diluted:

Net income (loss) from continuing operations	(0.69)	0.02	—	(0.43)	0.13	0.02
Net income (loss) from discontinued operations	(0.03)	—	—	0.13	—	—
Net income (loss)	(0.72)	0.02	—	(0.30)	0.13	0.02

Net income (loss) per ADS:

Basic:

Net income (loss) from continuing operations	(13.74)	0.40	0.06	(8.51)	2.60	0.42
Net income (loss) from discontinued operations	(0.60)	—	—	2.54	—	—
Net income	(14.34)	0.40	0.06	(5.97)	2.60	0.42

Diluted:

Net income (loss) from continuing operations	(13.74)	0.40	0.06	(8.51)	2.60	0.42
Net income (loss) from discontinued operations	(0.60)	—	—	2.54	—	—
Net income (loss)	(14.34)	0.40	0.06	(5.97)	2.60	0.42

Shares used in calculating net income per share:

Basic	1,002,529,466	1,001,558,815	1,001,558,815	1,002,810,673	1,002,308,275	1,002,308,275
Diluted	1,002,529,466	1,005,461,258	1,005,461,258	1,002,810,673	1,005,301,969	1,005,301,969

Page16 of 21

IR-154

CNINSURE INC.

Unaudited Condensed Consolidated Statements of Cash Flow

 (In thousands)

	For The Three Months Ended			For The Twelve Months Ended
	December 31			December 31,
	2011	2012	2012	2011	2012	2012
	RMB	RMB	US$	RMB	RMB	US$
OPERATING ACTIVITIES
Net income (loss)	(1,027,731)	18,475	2,965	(616,537)	124,737	20,022
Adjustments to reconcile net income (loss) to net cash generated from operating activities:
Depreciation	6,712	6,539	1,050	27,370	26,349	4,229
Amortization of intangible assets	6,483	3,725	598	26,454	15,285	2,453
Impairment loss on goodwill and intangible assets	1,037,657	—	—	1,057,522	—	—
Allowance for doubtful receivables	3,004	1,323	213	3,572	4,523	726
Compensation expenses associated with stock options	49,501	12,920	2,074	57,003	66,878	10,735
Loss on disposal of property, plant and equipment	377	2,363	379	542	3,662	588
Loss (gain) on disposal of subsidiaries	29,700	—	—	(127,553)	—	—
Financial cost	—	2,439	391	—	2,439	391
Share of income of affiliates	(5,930)	(610)	(98)	(14,246)	(14,658)	(2,353)
Changes in fair value of contingent assets	(12,500)	(4,500)	(722)	(12,500)	(4,500)	(722)
Changes in operating assets and liabilities	76,847	(20,335)	(3,264)	89,773	(66,907)	(10,739)
Net cash generated from operating activities	164,120	22,339	3,586	491,400	157,808	25,330

Cash flows generated from (used in) investing activities:
Purchase of property, plant and equipment	(2,745)	(4,054)	(651)	(20,859)	(11,624)	(1,866)
Proceeds from disposal of property and equipment	(9)	4	1	793	584	94
Purchase of short term investments	—	—	—	(70,242)	(40,600)	(6,517)
Proceeds from disposal of short term investments	2,370	—	—	39,262	71,080	11,409
Acquisition of subsidiaries, net of cash	—	—		(49,996)	—	—
Disposal of subsidiaries, net of cash	(3,552)	—	—	390,836	1,967	316
Purchase of intangible asset	—	—	—	(758)	—	—
(Increase) decrease in restricted cash	(2,874)	916	147	(899)	(795)	(128)

IR-154

CNINSURE INC.

Unaudited Condensed Consolidated Statements of Cash Flow-(Continued)

(In thousands)

	For The Three Months Ended			For The Twelve Months Ended
	December 31,			December 31,
	2011	2012	2012	2011	2012	2012
	RMB	RMB	US$	RMB	RMB	US$
Increase in other receivables	—	—	—	—	(3,400)	(545)
Addition in investment in non-current assets	(700)	—	—	(1,700)	(1,948)	(313)
Addition in investment in affiliates	—	—	—	(600)	—	—
Return of investment in non-current assets	—	—	—	—	1,300	209
Refund of contingent consideration	—	—	—	—	12,500	2,006
(Increase) decrease in amounts due from related parties	(329,860)	(99,105)	(15,908)	(331,860)	205,850	33,041
Net cash (used in) generated from investing activities	(337,370)	(102,239)	(16,411)	(46,023)	234,914	37,706

Cash flows used in financing activities:
Paid for contingent consideration	—	—	—	(100,000)	—	—
Acquisition of additional interest in subsidiaries	(28,330)	(70,000)	(11,235)	(28,330)	(90,455)	(14,519)
Capital injection by noncontrolling interests	4,997	—	—	6,937	12,655	2,031
Repayment for related parties	(20,000)	—	—	—	—	—
Proceeds on exercise of stock options	63	300	48	5,305	348	56
Repurchase of ordinary shares	—	(9,244)	(1,484)	(13,722)	(9,244)	(1,484)
Net cash used in financing activities	(43,270)	(78,944)	(12,671)	(129,810)	(86,696)	(13,916)

Net (decrease) increase in cash and cash equivalents	(216,520)	(158,844)	(25,496)	315,567	306,026	49,120
Cash and cash equivalents at beginning of period	2,443,488	2,686,572	431,225	1,924,884	2,222,160	356,681
Effect of exchange rate changes on cash and cash equivalents	(4,808)	(2,110)	(339)	(18,291)	(2,568)	(411)
Cash and cash equivalents at end of period	2,222,160	2,525,618	405,390	2,222,160	2,525,618	405,390

Interest paid	—	—	—	—	—	—
Income taxes paid	12,904	8,321	1,336	93,913	63,400	10,176

IR-154

CNinsure Inc.

Reconciliations of GAAP Financial Measures to Non-GAAP Financial Measures

(In RMB in thousands, except shares and per share data)

	For The Three Months Ended December 31, 2011

	GAAP	<1>	<2>	<3>	<4>	<5>	Non-GAAP
Operating income (loss)	(1,013,963)	1,037,657	49,501	—	—	—	73,195
Operating margin	(242.2%)	247.9%	11.8%	—	—	—	17.5%
Net income attributable to the Company's shareholders	(718,634)	—	49,501	724,853	(9,375)	29,700	76,045
Net margin	(171.7%)	—	11.8%	173.2%	(2.2%)	7.1%	18.2%
Shares used in calculating basic net income per ADS	1,002,529,466	—	—	—	—	—	1,002,529,466
Basic net income per ADS	(14.34)	—	0.99	14.46	(0.19)	0.60	1.52

	For The Three Months Ended December 31, 2012

	GAAP	<1>	<2>	<3>	<4>	<5>	Non-GAAP
Operating income	6,394	—	12,920	—	—	—	19,314
Operating margin	1.5%	—	2.9%	—	—	—	4.4%
Net income attributable to the Company's shareholders	20,056	—	12,920	—	(4,500)	—	28,476
Net margin	4.6%	—	2.9%	—	(1.0%)	—	6.5%
Shares used in calculating basic net income per ADS	1,001,558,815	—	—	—	—	—	1,001,558,815
Basic net income per ADS	0.40	—	0.26	—	(0.09)	—	0.57

<1> goodwill and intangible assets impairment losses;

 <2> share-based compensation expenses;

 <3> goodwill and intangible asset impairment attributable to the Company, net of tax;

 <4> refunds from the selling shareholder of certain acquired subsidiaries, net of tax;

 <5>discontinued operations income, net of tax.

IR-154

CNinsure Inc.

 Reconciliations of GAAP Financial Measures to Non-GAAP Financial Measures-(Continued)

(In RMB in thousands, except shares and per share data)

	For The Twelve Months Ended December 31, 2011

	GAAP	<1>	<2>	<3>	<4>	<5>	<6>	Non-GAAP
Operating income (loss)	(748,773)	1,057,522	57,003	10,045	—	—	—	375,797
Operating margin	(49.3%)	69.7%	3.7%	0.7%	—	—	—	24.8%
Net income attributable to the Company's shareholders	(299,374)	—	57,003	10,045	742,968	(15,455)	(127,553)	367,634
Net margin	(19.7%)	—	3.7%	0.7%	48.9%	(1.0%)	(8.4%)	24.2%
Shares used in calculating basic net income per ADS	1,002,810,673	—	—	—	—	—	—	1,002,810,673
Basic net income per ADS	(5.97)	—	1.14	0.20	14.82	(0.31)	(2.55)	7.33

	For The Twelve Months Ended December 31, 2012

	GAAP	<1>	<2>	<3>	<4>	<5>	<6>	Non-GAAP
Operating income	65,826	—	66,878	—	—	—	—	132,704
Operating margin	4.2%	—	4.2%	—	—	—	—	8.4%
Net income attributable to the Company's shareholders	130,510	—	66,878	—	—	(4,500)	—	192,888
Net margin	8.2%	—	4.2%	—	—	(0.2%)	—	12.2%
Shares used in calculating basic net income per ADS	1,002,308,275	—	—	—	—	—	—	1,002,308,275
Basic net income per ADS	2.60	—	1.34	—	—	(0.09)	—	3.85

<1> goodwill and Intangible assets impairment;

<2> share-based compensation expense;

<3>one-off professional fees related to the non-binding going-private proposal;

<4> goodwill and intangible asset impairment attributable to the Company, net of tax;

<5> refunds from the selling shareholder of certain acquired subsidiaries and cash bonus received from the Shenzhen municipal government, net of tax;

<6> discontinued operations income, net of tax.

IR-154

For more information, please contact:

Oasis Qiu

Investor Relations Manager
Tel: +86 (20) 6122-2731

Email: qiusr@cninsure.net

Source: CNinsure Inc.

Page 21 of 21